Filed Pursuant To Rule 433

Registration No. 333-180974

September 6, 2012

WORLD

GOLD

COUNCIL

Quarterly statistics commentary Q2 2012

Overview

This commentary summarises gold’s price performance in various currencies, its volatility statistics and correlation to other assets in the quarter. It provides macroeconomic context to the investment statistics published at the end of each quarter and highlights emerging themes relevant to gold’s future development.

Review: key macroeconomic themes during Q2 2012

• Gold prices declined in most currencies during the second quarter with the exception of the euro, Swiss franc and Indian rupee, in part due to a strong US dollar. Despite a 3.8% decline in Q2 to US$1,598.50/oz on the London PM fix, gold was up 4.4% during the first half of the year. Volatility remained elevated amidst a busy event-risk period. However, gold generally outperformed risk assets.

• Global inflation eases but underlying trends supportive for gold: A substantial drop in energy and some agricultural commodities during the period has eased inflation pressures in many parts of the world and put downward pressure on gold prices.

• Reassessing “risk-free” assets: Even assets traditionally considered safe are under pressure. German Bunds interest rates climbed in June. The Swiss franc, yen and US Treasuries are also facing issues – challenging their role as assets of last resort. Despite pressures on the price of gold, its lack of credit risk, its liquidity and hedging characteristics has made gold an attractive vehicle for long-term wealth preservation.

• Correlation between gold and risk assets approaches long-term averages: Gold’s correlation to equities and other risk assets fell towards long-run average levels in Q2 helping portfolio diversification. Gold’s increased correlation to equities in Q1 was an indirect effect related to a weaker global economy coupled with a stronger US dollar.

Outlook: emerging macroeconomic themes in H2 2012

• Deflationary concerns in some countries provide room for further fiscal and monetary stimulus. This may lead to a further debasement of currencies through unconventional monetary policy and an increased risk of future inflation. These factors should provide support for future gold investment.

• The underlying structural issues that affect the euro zone remain unresolved, despite advances in the formation of more comprehensive burden-sharing mechanisms. In such an environment of uncertainty and higher market volatility, gold will continue to be an asset that investors use to diversify risk and preserve capital.

• The flight to the US dollar as a safe-haven in the first half of 2012 could be reversed. The US debt ceiling debate in Q3 and federal elections in November, followed by the necessity to confront a US$1.3tn budget deficit will prove challenging to the US dollar. With most currencies under pressure in one form or another, gold is likely to provide a hedging mechanism for investors.

World Gold Council | Quarterly statistics commentary | July 2012 1

WORLD GOLD COUNCIL

## Summary of gold price performance in Q2 2012

### Chart 1: Performance of gold (US$/oz) price and volatility during Q2 2012


US$/oz
Volatility (%)
1,700
1,650
1,600
1,550
1,500
1,450
25
20
15
10
5
0
04/02/2012
05/02/2012
06/02/2012
Gold (US$/oz, lhs)
60-day volatility (rhs)
Fed events
Euro zone crisis
Gold market events

Table 1 shows a list of major market events during the quarter.

Source: Bloomberg, World Gold Council

### Table 1: Summary of major market events during Q2 2012

| Date | | Event | Theme |
|---|---|---|---|
| 04/04/2012 | 1 | Fed releases minutes of 13 March FOMC policy meeting | Fed |
| 08/05/2012 | 2 | India withdraws excise tax on jewellery | Gold market |
| 08/05/2012 | 3 | Greek Syriza party gains favour in the polls threatening austerity efforts | Eurozone |
| 24/05/2012 | 4 | IMF announces that Mexico, Kazakhstan and the Ukraine purchased gold in March | Gold market |
| 30/05/2012 | 5 | Spain downgraded by Egan Jones to B from BB- | Eurozone |
| 01/06/2012 | 6 | Gold rises by 3.8% on the back of weak employment numbers and continued turmoil in Europe | Fed |
| 10/06/2012 | 7 | Euro area pledged up to €100bn to bailout Spanish banks | Eurozone |
| 20/06/2012 | 8 | Extension of Operation Twist – US$267bn of notes and bonds by the Federal Reserve | Fed |
| 26/06/2012 | 9 | IMF announces that Russia, Kazakhstan and the Ukraine purchased gold in April | Gold market |

### Table 2: Performance of gold with respect to various currencies

| | Gold price | | Closing return | | Average return* | | Volatility |
|---|---|---|---|---|---|---|---|
| Currency | 29/06/2012 | Q2 average | Q2 return | YDT return | QoQ – average | YoY – average | Q2 |
| US$/oz | 1,598.5 | 1,610.6 | -3.8% | 4.4% | -4.6% | 6.8% | 19.2% |
| €/oz | 1,263.5 | 1,255.6 | 1.3% | 6.8% | -2.4% | 19.9% | 15.3% |
| £/oz | 1,019.3 | 1,017.9 | -2.0% | 2.5% | -5.3% | 10.1% | 17.7% |
| ¥/gram | 4,101.2 | 4,148.0 | -7.1% | 7.2% | -3.7% | 5.0% | 20.2% |
| Yuan/gram | 326.6 | 327.6 | -3.0% | 5.0% | -4.3% | 4.0% | 19.0% |
| Rupee/10gram | 28,535.9 | 27,993.7 | 4.8% | 9.4% | 2.6% | 29.1% | 14.6% |

*These returns are computed as the % change of average prices over the period. "QoQ – average" represents the % change between average prices during Q1 2012 and Q2 2012 while "YoY – average" represents the % change between average prices during Q2 2011 and Q2 2012.

Source: Bloomberg, World Gold Council

World Gold Council | Quarterly statistics commentary | July 2012 2

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GOLD

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Global inflation falls but underlying trends supportive for gold

A global growth slowdown with consumer retrenchment and steeply falling energy prices (Chart 2) has led to a slowdown in inflation (also referred to as “disinflation”) in major economies at rates reminiscent of the early days of the financial crisis in 2009. While inflation in many major economies has been falling (Chart 3), the potential for more extreme inflation-related environments looms large. On one hand, deflationary (negative inflation) risks are increasing. These risks provide legroom for further government stimulus measures to fuel economic growth which, on the other hand, increases longer-term inflation concerns. Further, a reactivation of economic activity in emerging markets coupled with extreme outcomes of deflation or high inflation should provide support for gold demand going forward.

Chart 2: Oil and industrial commodity prices

YoY (%)

1.2

1.0

0.8

0.6

0.4

0.2

0

-0.2

-0.4

-0.6

-0.8

2002

2004

2006

2008

2010

2012

Brent crude oil (US$/bbl)

CRB raw industrials index

Source: Bloomberg, World Gold Council

Chart 3: Headline CPI inflation has dipped in 2012

CPI YoY (%)

10

8

6

4

2

0

-2

-4

2008

2009

2010

2011

2012

UK

Switzerland

EU

US

China

Source: Bloomberg, World Gold Council

World Gold Council | Quarterly statistics commentary | July 2012 3

The ongoing euro area crisis has dented consumer and business confidence while increasing fiscal restraint and lending reticence by banks. The contagion outside the region is also increasingly visible. Leading indicators of growth suggest that Europe is in recession, with Germany, the stalwart of stable growth, also succumbing (Chart 4). While consumer price indices in Europe have yet to fall considerably, economic activity indicators suggest that they will do so. The European Central Bank (ECB), perennially one of the most hawkish central banks, recently declared that "inflation expectations remain well anchored and there is no inflation risk in any euro-area country".[1] Switzerland has also been affected, with its consumer price index (CPI) falling for eight consecutive months. The Swiss economy is still in relatively good shape, but persistent currency strength and deflation will raise fears of postponed spending.

**Chart 4: Euro-area slowdown: bank lending, German factory orders, Eurozone IP**



YoY (%)
YoY (%)
40
30
20
10
0
-10
-20
-30
-40
-50
12
8
4
0
-4
-8
-12
01/2000
01/2002
01/2004
01/2006
01/2008
01/2010
01/2012
Eurozone industrial production (lhs)
German factory orders (lhs)
Euro bank lending (rhs)

Source: Bloomberg, World Gold Council

The slowdown in Europe has spilled over to the US and the UK, and has affected demand from emerging markets. From China and India to Brazil and Russia, the effects of the global slowdown are evident through both domestic growth and local prices. Notably, India currently faces a bout of stagflation (high inflation coupled with slower economic growth) as supply-side factors and currency weakness have supported sticky inflation. It is not a simple task to estimate how long this higher inflation environment will last. However, prices should stabilise as consumer demand slows, as has occurred in other countries.

[1] Mario Draghi, 15 June 2012.

World Gold Council | Quarterly statistics commentary | July 2012 4

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Falling prices can put downward pressure on gold prices, on the back of its role as an inflation hedge. However, this simplification does not capture the full depth of the situation. As shown in “The impact of inflation and deflation in the case for gold” by Oxford Economics, gold is useful to investors in various economic scenarios, not only during high inflation periods. The research found that while deflation leads to a rise in the US dollar – a potential headwind for gold – it maintained that the destructive impact of deflation on traditional assets was likely to outweigh the US dollar effect and provide a boost to gold. In fact, the analysis showed that gold would outperform equities and housing in a deflationary scenario.

Additionally, a disinflationary (and ultimately deflationary) environment provides central banks with more room to manoeuvre on stimulus. For example, on 5 July, the Bank of England (BoE), People’s Bank of China and the ECB acted in unison by announcing accommodative measures in response to weak economic numbers.2 These accommodative measures should fuel the risk of consumer price inflation further down the line while providing a temporary boost both to asset prices and capital flows to emerging markets. Further, the apparent dependency on central bank support for an ailing global economy highlights its chronic weakness. The combined weight of uncertainty and hope of central bank action will maintain higher asset price volatility.

Therefore, while inflationary pressures may be receding in various regions, there are underlying trends to suggest that deflation risk has increased. This challenging environment tends to be conducive to gold investment. In addition, the current lower level of inflation has cleared the path for further monetary and fiscal easing. The scope for further quantitative easing and fiscal support will raise future inflationary risks but might also catalyse global growth – painting a backdrop that is typically supportive of gold demand.

2 The BoE announced further quantitative easing as inflation is falling and as the euro area fallout threatens to impact British investors. In equal measure, Chinese authorities lowered the benchmark borrowing rate as they are also better placed to act with price increases slowing. Similarly, the ECB cut its benchmark borrowing rate by 0.25% to a record low of 0.75%.

World Gold Council | Quarterly statistics commentary | July 2012 5

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GOLD

COUNCIL

Reassessing “risk-free” assets

Over the past year, two national bond markets have provided shelter from turbulence in global risk assets: US Treasuries and German Bunds (Chart 5). Additionally, the US dollar, the Japanese yen and the Swiss franc have benefited from de-risking flows. These positions have allowed investors to preserve capital while risk assets have floundered (performance measures in various currencies can be found in the investment statistics).

However, being an asset of last resort is not without consequences. In particular, the investors seeking more “safe” assets must also recognise that the ever-increasing supply of both currency and debt deplete the value of these assets. Furthermore, as declining yields approach zero, they create very skewed pay-off structures with much more downside risk. Unlike currencies and bonds, gold does not carry a liability, thus a rise in its value has no detrimental effect on other parties. Moreover, gold is a highly liquid asset – often times used as a de-facto currency – which forms an integral part of the monetary system. Therefore, while gold has been negatively impacted by a stronger US dollar this year, it remains an important alternative to investors seeking to preserve capital over the longer time horizon.

Chart 5: Depletion of safe-havens: German Bunds and US Treasuries

10-year yield (%)

10

9

Germany on the hook to for keep the euro?

Limited upside safe haven bonds

8

7

Debt ceiling and fiscal cliff?

6

5

4

3

2

1

0

1990

1996

2002

2008

2014

German Bunds

US Treasuries

Source: Bloomberg, World Gold Council

Chart 6: Depletion of safe-havens: Swiss franc and Japanese yen

¥ per US$

€ per SFr

115

1.7

110

Limited upside for 1.6

safe haven

105

currencies 1.5

100

1.4

95

CHF

Defended

1.3

90

85

1.2

80

1.1

JPY

intervention

75

1.0

06/2008

10/2009

02/2011

06/2012

JPY/US$

Soft target

EUR/CHF

CHF floor

Source: Bloomberg, World Gold Council

The euro crisis has highlighted the depth and breadth of the problems facing the global economy. Financial market integration and fiscal irresponsibility across the globe have left investors with few choices for capital preservation. In fact, the Bank of International Settlements (BIS) – often referred to as the central bank for central banks – in its most recent annual report included commentary devoted to the topic of Sovereigns’ loss of their “risk-free” status and the implications for financial markets.3

3 http://www.bis.org/publ/arpdf/ar2012e.htm

World Gold Council | Quarterly statistics commentary | July 2012 6

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Developments in the euro-area crisis during Q2 2012 have led markets towards the realisation that most outcomes in this ongoing saga will be painful not just for the peripheral countries, but also to core economies – particularly Germany. Whether through its contributions to the European Financial Stability Facility (EFSF) and the European Stability Mechanism or through its potential liabilities for losses in its banking system, Germany appears to be on the brink of sharing the burden of the peripheral countries’ woes, which may run the risk of affecting its credit rating. A brief but sharp drop in German and the troubled peripheral government bonds, alarmed some investors during the second quarter. Although other factors may have been at play,4 it highlighted the fact that whatever the outcome in the euro area saga, Germany’s liabilities are large and likely to increase as a result of greater burden sharing.

Further, the EU summit agreements reached on 28 June, which contributed to an across-the-board positive reaction by markets have, at the very least, exceeded reluctant but necessary concessions made by Germany. While this may finally put Europe on a path towards a unified solution, it also increases the pressure on the Bund’s “asset of last resort” status.

US Treasuries have provided investors with consistent returns so far this year. However, while yields are at, or close to, record lows – reflecting their safe-haven status – the Treasury market faces significant risks. Investors are bracing for another round of debt-ceiling negotiations; during 2011, those drew a negative outlook warning from Standard and Poor’s rating agency. In addition, as the US presidential elections loom, a decision on how to deal with the “fiscal cliff” will have to be made to avert a sizeable drag on growth. As the US holds the world’s reserve currency and has a resilient and dynamic economy, questions over its debt sustainability may be unwarranted. However, interest rates risks lie increasingly to the upside to the detriment of risk averse investors, especially in a negative real yield environment.

In Japan, safe-haven flows to the yen have resulted in a spate of interventions by authorities over the last 18 months to quell the rise in the currency, with their 1 June 2012 statement denouncing currency market volatility and declaring a readiness to continue their policy. Interventions during 2011, which incurred large volume spikes, had the desired immediate effect of weakening the yen, though have yet to significantly dent the upward trend. A stronger yen fuels continued deflation and a fall in export competitiveness has seen the Japanese economy experience the deepest contraction since the 1930s. The yen may provide a safe-haven for many investors but can also be recognised as a drag to the Japanese economy.

In addition, Switzerland, which exports more than half of its goods and services to its neighbours in Europe, has been dealt a double blow with its currency being considered a “safe-haven”. Persistent disinflation and strong currency flows prompted the central bank to intervene and peg the currency to the euro. For Swiss investors, gold performed better than might have been expected due to the aforementioned pegging.

Investors increasingly look for alternative assets to preserve capital in the face of a potential depletion of safe-haven assets. Gold’s intrinsic characteristics such as lack of credit and counterparty risk, coupled with a deep and liquid market, can provide long-term protection to investors’ capital.

4 Excessive long positioning and a ruling by Danish pension authorities enabling domestic funds to cut bond positions – of which Bunds would have been a sizeable proportion.

World Gold Council | Quarterly statistics commentary | July 2012 7

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Correlation between gold and risk assets falls toward long-term averages

Gold’s role as a diversifier was scrutinised during Q1 2012 as correlations increased; however, its correlation to equities and commodities fell closer to long-term averages during Q2. Global growth slowed during the period as a slew of economic numbers suggests that the US recovery is stalling, China’s growth is waning and that the euro area is slipping into recession. Each of these contributed to gold’s lower correlation to equities. Gold maintained a higher than average correlation with global bonds as a by-product of a strong US dollar. In a continuation of its recent trend, gold’s negative correlation to the US dollar remained significantly stronger than its long-term average. This was partly caused by investors flocking to US Treasuries and selling their portfolio holdings, including gold. Gold was not the only asset that was affected by the dollar, as shown in Chart 8; most assets had a stronger inverse correlation to the dollar. US Treasuries, on the other hand, had a strong positive correlation to the dollar – suggesting that interest in dollars is based on safe-haven flight rather than a particularly bullish view on US prospects for growth.

Chart 7: Gold’s correlation to global assets*

Dollar

Commodities

Global bonds

Emerging markets

Global equities

-1.0

-0.5

0

0.5

1.0

Correlation

Q2 2012

Q1 2012

Long-term

*Long-term correlation was computed using daily returns from January 1987.

Source: Bloomberg, J.P. Morgan, World Gold Council

Chart 8: US dollar correlation to global assets*

US Treasuries*

Global bonds

Commodities

Emerging markets

Global equities

Gold

-1.0

-0.5

0

0.5

1.0

Correlation

Q2 2012

Q1 2012

Long-term

*Long-term correlation was computed using daily returns from January 1987, US Treasuries from March 1994.

Source: Bloomberg, J.P. Morgan, World Gold Council

World Gold Council | Quarterly statistics commentary | July 2012 8

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GOLD

COUNCIL

Looking back to Q1 2012, gold had a higher correlation to global equities, emerging markets and commodities than the long-run average; however, this correlation was not indicative of a direct economic relationship. In our Investment statistics commentary for Q1 2012, we observed that this correlation to equities was spurious. When viewing gold’s return in relationship to a strong US dollar, the relationship between equity and gold returns decreased significantly. Consequently, gold’s increased correlation to equities was due to the indirect effect of a weaker global economy coupled with a stronger US dollar.

The flight to the US dollar in the first half of 2012 could reverse in the second half of the year and will likely bring some challenges to the US dollar that could prevent continuation of the consistent inflows it has experienced so far. The US debt ceiling debate in Q3 and federal elections in November, followed by the necessity to confront a US$1.3tn budget deficit will prove challenging to the US dollar. Therefore, we expect gold’s correlation to most assets to remain low and gold to act as a currency hedge in the international monetary system, particularly against the US dollar. This will be especially prevalent if see-sawing risk aversion and fluctuations in global growth expectations persist.

World Gold Council | Quarterly statistics commentary | July 2012 9

First issued: July 19, 2012. This Free Writing Prospectus is being filed in reliance on Rule 164(b).

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